Exhibit 99.4

NICE to Supply Philadelphia PD with Expanded 9-1-1 Call Recording and Incident Management Capacity for Pope Francis Visit

NICE is donating the technology to help the Philadelphia Police Department, the nation’s fourth largest, equip a temporary 9-1-1 center which will handle overflow calls

Paramus, New Jersey – September 9, 2015 – NICE Systems (NASDAQ: NICE) today announced that it will be supplying the Philadelphia Police Department with additional 9-1-1 call recording and incident management capacity for Pope Francis’ upcoming visit to the U.S.

NICE is donating its technology and services to help the Police Department equip a temporary 9-1-1 center that will be set up to handle the anticipated higher volume of calls during the event. Philadelphia is the third stop on the Pope’s U.S. tour which commences September 22. The Philadelphia Police Department has been using NICE’s recording solutions in its main 9-1-1 center for over a decade.

“From an emergency communications standpoint, preparing for an event of this scope and magnitude is no small feat,” said Sgt. Gregory C. Masi, Philadelphia Police Department Communications Division. “We would like to thank NICE, a long-time and valued partner of Philadelphia Police Department, for stepping up and providing us with the expanded capacity we need to capture and manage our emergency communications.”

“We are pleased to be able to help the Philadelphia Police Department prepare for and manage expanded emergency communications needs during this unprecedented event,” said Chris Wooten, Executive Vice President, NICE Security Group. “This collaboration is built on a long-standing relationship with the Department. It also reinforces our commitment to helping leading law enforcement agencies manage their public safety needs both day-to-day and in special circumstances.”

About the Philadelphia Police Department
The Philadelphia Police Department (PPD) is the nation's fourth largest police department, with over 6600 sworn members and 800 civilian personnel. The PPD is the primary law enforcement agency responsible for serving Philadelphia County, extending over 140 square-miles in which approximately 1.5 million reside. www.phillypolice.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.